Filed by FS Specialty Lending Fund

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-6(b) of the Securities Exchange Act of 1934

Subject Company: New FS Specialty Lending Fund

File No. of Registration Statement: 333-286859

[INCLUDE PERSONALIZATION OR DELETE] We urgently need your support to ensure your clients vote on the proposals related to the proposed listing. The shareholder meeting has been adjourned to October 14, 2025.Clients can cast their vote in one of four easy ways:Call 1-844-202-3147.Respond to emails from the Fund or Broadridge Financial services, the Fund's solicitation agent.Vote online at proxyvote.com. Clients will need their control number for this option. Control numbers can be found on the proxy materials sent via mail or email.Mail the completed ballot in the postage paid envelope provided by the fund.We have prepared an investor email template to support your client communications with full details on how to vote.We can also provide a list of clients who have not yet voted. Please contact service@FutureStandard.com or 1-877-628-8575, option #4 for assistance.Thank you,Abby CrowleyVP, Product MarketingFuture Standard(215) 220-4449Abby.Crowley@futurestandard.comFS Investment Solutions, LLCAn affiliate of Future StandardMember FINRA/SIPC201 Rouse Boulevard, Philadelphia, PA 19112futurestandard.comFS Investments is now Future Standard.Follow us on Linkedln, Twitter and YouTube

Help us customize your email experience. Update your preferences or unsubscribe. CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTSStatements included herein may constitute "forward-looking" statements as that term is defined in Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements with regard to future events or the future performance or operations of the Fund, including but not limited to, anticipated distribution rates and liquidity events. Words such as "intends," "will," "believes," "expects," "projects," "future" and "may" or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions. Certain factors could cause actual results to differ materially from those projected in these forward-looking statements. Factors that could cause actual results to differ materially include changes in the economy due to geo-political risks, risks associated with possible disruption to the Fund's operations or the economy generally due to hostilities, terrorism, natural disasters or pandemics, future changes in laws or regulations and conditions in the Fund's operating area, unexpected costs, the ability of the Fund to complete the reorganization, complete the listing of the common shares on a national securities exchange, the price at which the common shares may trade on a national securities exchange, and failure to list the common shares on a national securities exchange, and such other factors that are disclosed in the Fund's filings with the Securities and Exchange Commission (the "SEC"). The inclusion of forward-looking statements should not be regarded as a representation that any plans, estimates or expectations will be achieved. Any forward-looking statements speak only as of the date of this communication. Except as required by federal securities laws, the Fund undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on any of these forward-looking statements.ADDITIONAL INFORMATION AND WHERE TO FIND ITIn connection with the Reorganization and Declaration of Trust amendments discussed herein, the Successor Fund has filed with the SEC solicitation materials in the form of a joint proxy statement/prospectus included in an effective registration statement on Form N-14 (File No. 333-286859). The definitive joint proxy statement/prospectus has been mailed to shareholders of the Fund. This document is not a substitute for the definitive joint proxy statement/prospectus or registration statement or any other document that the Fund or the Successor Fund may file with the SEC. Investors are urged to read the proxy statement/prospectus and any other relevant documents filed or to be filed with the SEC carefully because they contain and will contain important information about the Reorganization, the Declaration of Trust amendment proposals, the Fund and the Successor Fund. Free copies of the joint proxy statement/prospectus and other documents are available, and any other documents filed by the Fund and the Successor Fund in connection with the Reorganization and the Declaration of Trust amendment proposals will be available, on the SEC's web site at www.sec.gov or at www.fsproxy.com.IMPORTANT INFORMATIONThe Fund, its trustees and certain of its officers may be considered to be participants in the solicitation of proxies from shareholders in connection with the matters described herein. Information regarding the identity of potential participants, and their direct or indirect interests in the Fund, by security holdings or otherwise, are set forth in the definitive joint proxy statement/prospectus. and the proxy statement and any other materials filed with the SEC in connection with the Fund's 2024 annual meeting of shareholders. Shareholders are able to obtain any such documents for no charge at the SEC's website at www.sec.gov. Copies are available at no charge at the Fund's website at www.fsproxy.com.Investors should consider a fund's investment objective, risks, and charges and expenses before investing. The joint proxy statement/prospectus, contains this and other information about the Fund and the Successor Fund, including risk factors that should be carefully considered.This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.This message and any attachments are intended only for the use of the addressee and may contain information that is privileged and confidential. If the reader of the message is not the intended recipient or an authorized representative of the intended recipient, you are hereby notified that any use, review, retransmission, dissemination, distribution, copying, printing, or any other use or action taken in reliance upon this communication is strictly prohibited. If you have received this communication in error, please notify the sender immediately by replying to this email message or by telephone at (877) 372-9880 and delete the message and any attachments from your system. The contents of any email and its attachments which are sent by or to the sender may be subject to monitoring, review and archive. Any statements or opinions expressed in this email are those of the sender and do not necessarily represent those of sender's employer, its affiliated companies or any other person. Although the sender's employer attempts to sweep email and attachments for viruses, it does not guarantee that either is virus-free and accepts no liability for any damages as a result of viruses.FS Investment Solutions, LLC I 201 Rouse Boulevard I Philadelphia, PA 19112 877-628-8575 I www.fsinvestmentsolutions.com I Member FINRA/SIPC 2025 Future Standard